Exhibit 99.B

PRESS RELEASE

For more information contact:
Sandi Christian
(858) 704-3335
slc@rillc.com

RELATIONAL INVESTORS SEEKS BOARD SEATS

SETS FORUM TO ADDRESS SHARE PRICE

SHAREHOLDER VALUE FORUM SCHEDULED FOR NOVEMBER 8, 2005

SAN DIEGO, CA, October 20, 2005 -  Relational Investors LLC (“Relational”) announced today that it will hold a Shareholder Value Forum for shareholders of Sovereign Bancorp, Inc. (“Sovereign”) on Tuesday, November 8, 2005, in New York City.  Also today, Relational filed preliminary proxy materials with the SEC describing its plan to nominate two of its principals, Mr. Ralph V. Whitworth and Mr. David H. Batchelder for election to Sovereign’s board of directors.

Relational is Sovereign’s largest shareholder, with 26,357,189 shares of common stock, or 7.29% of Sovereign’s outstanding common stock.

At the Forum, which will begin at 10:00 a.m. (EST), a panel comprising Mr. Whitworth, Mr. Batchelder, Mr. John Eggemeyer of Castle Creek Financial LLC, and Mr. Tony Terracciano will address Sovereign’s persistent share price trading discount.  Relational will also describe its reasons for urging Sovereign’s shareholders to elect new and truly independent directors to Sovereign’s board.

To register for the Forum, please contact Maudie Holland at (858) 704-3321 or email her at maudie@rillc.com.

About Relational Investors

Relational Investors LLC is an asset management firm located in San Diego, California managing $6.0 billion.  Additional information about Relational is available on their website at www.rillc.com.

Further Information About Relational’s Preliminary Proxy Materials

On October 20, 2005, Relational Investors LLC (“Relational”), together with a number of affiliated persons and entities that may be deemed “participants” for purposes of the solicitation rules of the Securities and Exchange Commission (“SEC”), filed a preliminary proxy statement on Schedule 14A with the SEC relating to a possible solicitation of proxies from the shareholders of Sovereign Bancorp, Inc. (“Sovereign”) in connection with Relational’s nomination of Ralph Whitworth and David Batchelder for election to Sovereign’s board of directors at Sovereign’s 2006 Annual Meeting of shareholders. Relational will prepare and file with the SEC a definitive proxy statement relating to their nomination of Messrs. Whitworth and Batchelder and may file other proxy solicitation materials.
SHAREHOLDERS ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT (AND THE DEFINITIVE PROXY STATEMENT, WHEN IT BECOMES AVAILABLE) BECAUSE IT CONTAINS IMPORTANT INFORMATION REGARDING RELATIONAL’S NOMINATION OF MESSRS. WHITWORTH AND BATCHELDER FOR ELECTION AS DIRECTORS.  The preliminary proxy statement is, and the definitive proxy statement (when it becomes available) will be, available for free at www.sec.gov, along with any other relevant documents.  You may also obtain a free copy of the preliminary proxy statement, or the definitive proxy statement (when it becomes available), by contacting Maudie Holland of Relational at (858) 704-3321, or by sending an email to maudie@rillc.com.  Information regarding the names, affiliation, and interests of persons who may be deemed to be participants in our solicitation of proxies of Sovereign’s shareholders is available in the preliminary proxy statement filed with the SEC on October 20, 2005.

###